300 Galleria Parkway

Atlanta, GA 30339

March 10, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat
Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Travelport Limited has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 10, 2014.

Respectfully submitted,

Travelport Limited

/s/ Eric J. Bock
Eric J. Bock
Executive Vice President, Chief Legal Officer and Chief Administrative Officer